INVEST IN **CLEW**

Share

Clew recycles nearly all of your food waste, in under 2 hours, from your countertop

PITCH VIDEO   INVESTOR PANEL



Clew

getaclew.co   Seattle WA



Food   Technology   Hardware   Cooking   Sharing Economy

LEAD INVESTOR

Rich Tangney

Spencer and Joyce are authentic Founders with vision and magnetism to grow a team of people to successfully change the World with Clew. Where the market for waste reduction consumer products has existed for decades, in our assessment, consumer appetite along with corporate and investor interest in this domain is increasing. This leads us to expect the timing is right for traction for Clew given the technological and design innovation introduced to capitalize on the growing momentum in the waste reduction product marketplace.

Invested $30,000 this round

Learn about Lead Investors

OVERVIEW   UPDATES   WHAT PEOPLE SAY 6   ASK A QUESTION

Highlights

1. Clew has already proven at a very early stage that it can exceed the competition's performance.
2. Our Proof of Concept was able to outperform the competitor on mass reduction by 13%.
3. Clew is able to process food waste in under 2 hours vs. the competitor's cycle time of 4-8 hours.
4. Our unique shredding technology is able to process harder food waste such as avocado & mango pits and all chicken bones.
5. Our engineering lab and ID studio have decades of experience launching products in the consumer product space.
6. A circular economy is not a matter of if, but when, and Clew is designing for it.
7. We plan to manufacture with closed loop materials and design for repair. No products should ever end in a landfill.
8. Founders are an experiential designer and creative producer, having executed experiences for global brands.

Our Team



Spencer Andrew Martin   CEO and Cofounder

Led team-building and production of experiential marketing events for clients like Target, Peloton, Hulu, FILA, and Delta. Other work includes an urban agriculture startup and producing accelerators & demo days for environmental entrepreneurs.

> There is a huge divide between this problem statement and accessible solutions. I found this out when trying to divert my own food waste in my apartment. Frustrations arose with pick-up windows, lack of freezer space, worm pets, and no municipal services. Clew was built to bring compassion to habit changes towards environmental stewardship.



Joyce Chiang   Head of Design and Cofounder

Joyce is a multi-disciplinary designer that has led spatial and art direction for clients including Google, Nike, FILA, and Peloton. Projects have ranged from international pop-up stores to touring concert sets. She holds a degree in ID.

Pitch

Food waste stinks both literally and as a concept.

Why? Because food waste does not properly decompose in landfill.



Sources: **FoodPrint** | **EPA (a)** | **EPA (b)** | **NRDC** | **W&M**

Unfortunately, in the United States, we're sending it there from our own homes...



Source: **EPA**

...and those homes produce the most food waste in the supply chain.



Source: **ReFED**

But, it's not your fault if you don't know this!

Groups like **Project Drawdown** are doing the work to bring to light how the world can change it's habits to the point of "Drawdown," the point in which greenhouse gases in the atmosphere stops climbing and starts declining.

They state that reducing food waste across the entire supply chain clocks in as the most effective solution to climate change, as shown in this graph below.



Source: **Project Drawdown**

Food waste needs to be reduced on the farm and in industrial, consumer, municipal, and residential settings in order to be this impactful.

People are getting a clue about this, and that's why they need to get a Clew.

Clew is a countertop **food waste recycling appliance** that creates a simple way to reduce waste **in your own home.**

Our mission is to build consciousness between people, their resource use, and its effects on our enivronment.

This is how people are currently getting clued in:


External Services
Food Waste Drop-Off
Municipal Services
Third-Party Pickup
Indoor Solutions
Vermicomposting
Bokashi
Food Waste Recycling Appliance
Outdoor Solutions
Compost Pile
In-Ground Digester
Tumbler

Many of these options don't support certain lifestyles or are unavailable.

People need a solution that works with their small spaces, busy lifestyle, and/or are more user-friendly. (hint: this is where Clew comes into play)


I'm a "lazy food waste recycler". I need a convenient solution to fit my time-poor lifestyle.
We believe the individual can make a difference. It's the "We > I" mentality.
Aesthetics and size are super important to me in my small, urban space.
I've been food waste recycling for a while, but dropping off at the farmer's every week is inconvenient and frustrating.

People are starting to buy food waste recyclers to solve their food waste problems.

All food waste recyclers can do a majority if not all of the below.


FoodCycler by Vitamix
Lomi by Pela Case
Compostology
Clew
Tero
Kalea
Reduces trash weight by 75%[1]
No bugs, smells or mess with minimal cleaning
Output can be beneficial for gardening & plants
No reliance on municipal or third party pickup windows; every day is collection day!
Large reduction in trips to drop-off locations
No need to store food waste in freezer or in a compost bin
More conscious purchasing habits
Waste reduction in hours, not months

1. **National Geographic**

Clew plans to do all of that and more:



Clew
Unique shredding technology allowing for a wider range of food inputs
Built with closed loop materials for repairability rather than disposal
Designed as **the** vanguard of in-home composting
Shared economy business model to increase purchase accessibility
Clews won't end up in landfill
Support with compassionate and authentic education
24/7
Continuously input food in less time

Meet Clew's Proof of Concept

Our fundamental concept is dehydration and grinding in an iterative loop, in order to reduce mass and volume as much as possible, in as little time as possible!



Input
Chewing
Heating
Drying
Output
2 hours
Iterative Loop

Food waste, the *input*, is placed into the Clew countertop appliance, the lid is shut, and it follows the process above to create the final dried fertilizer, called the *output*, in under 2 hours.

What goes in, must come out.

Below are three categories of select food waste inputs. *Basic Inputs* are expected out of food waste recyclers, *Differentiators* are how Clew is beating our competitors, and *Moonshots* are yet to be tested but likely shouldn't make it into a Clew.

Basic Inputs
Veggie tops, coffee grounds, citrus rinds, vegetable peels, egg shells, grains, starches, corn cobs
Differentiatiors
Chicken bones & carcass, coffee filters, nut shells, fruit pits
Moonshots*
Large bones, oyster shells, coconut shells, biobags, compostable bioplastics
*not yet tested



Before
502 grams
Inputs tested:
Squash tops, chicken bones, coffee filter and grounds, avocado skins and pit, cauliflower stems, turnip ends, apple core, banana peel, egg shells, squash top, lime, celery, strawberry tops, arugula
After
98 grams
Detail

The proof of concept accomplished +80% mass reduction in under 2 hours.

And where does this output go exactly?

And where does this output go exactly?

Hey! That's a great question, and, so you know, <u>we're not in the business of claiming more than we can chew</u> (that's the saying, right?). In our next phase, we will be exploring with experts how to maximize the output's potential, but for now, check out what we do know!

What we know: You can store the output in an old salsa jar or snack bag without it growing mold or smells before getting it to a collection site, utilize a platform like <u>ShareWaste</u>, or place it into your food waste municipal bin. While we don't love the idea of you putting it in your trash after processing, that technically is a possibility. We would encourage you to get a Clew and take the extra baby step to getting this resource to the right place.

What we want to explore: How to safely integrate the output into soil as a fertilizer or placed as a top layer for gardens/yards. Other food waste recyclers claim you can do this and then in the fine print provide <u>many</u> exceptions to the rule. Nothing worse to us would be that you lose your plant babies because your output wasn't optimized quite right.

Clew's Design Inspiration

Clew is planning to be designed with the modern, design-forward home in mind. Clew products will be fun to use, approachable, and stand out as a true icon in your kitchen.



Our Proof of Concept Fact Sheet

- Processes at least 2.1 liters of food waste in less than 2 hours
- Handles a wider variety of food waste scraps such as avocado pits, bones, and nut shells
- Reduces food waste mass by 80%
- Footprint is appropriate for a countertop

What are our next steps for Clew's development?

We're fundraising to take Clew from a "proof of concept" to an *Alpha prototype*, which will start to accomplish the below inefficiencies with our engineering and industrial design partners.

- Energy consumption
- Noise
- Cleanability
- Output size
- Designing for easy repair and material reuse
- Form factor, size, materials, and user journey

After that phase, we will develop and fundraise towards a works-like and looks-like *Beta Prototype*. That prototype will resemble the final Clew, and will be used for in-home testing refinement.

Meet the Crew building Clew



A special thanks to our partner companies who have joined our mission at Clew. Through their guidance they have pushed Clew to be the most authentic version

of itself. We look forward to our continued partnership with Ronin and in welcoming Box Clever to this next phase of design and development!

Product Engineering Firm: Ronin Product Development Labs

Past Projects: FitBit, GoPro, Square, Brava Oven

- **Dan Kennedy**, Lead Mechanical Engineer & Partner
- **Xander Bremer**, Senior Mechanical Engineer & Partner

Industrial Design Studio: Box Clever

Past Projects: AWAY Suitcase, Caraway, Nebia, July

- **Bret Recor**, Founder & Creative Director

Timeline



Q4
Hired Ronin Product Development Labs for mechanical engineering
Q2
Seed Raise
Scout and Hired Box Clever for ID
Concept & ID Development
Q4
Series A Raise
Team Expansion
Q2
Review In-Home Testing Results
Revise Beta
Team Expansion
2020
2021
2022
Q3
Joyce + Spencer start Clew full-time
Q1
User Discovery and Research
Engineering requirements determined
Proof of Concept (April)
Q3
Partial or Full Works-Like Alpha Prototype
Industrial Design Form & CMF Locked
Team Expansion
Q1
Beta Prototype Completed
Pre-Orders Open
Q3 + 4
Clews Manufactured
Clews Begin Getting Delivered

*These projections are not guaranteed.

Some Words on Authenticity

The regenerative movement is inundated with companies claiming "sustainable materials" and "bioplastics" to market more things people do not need. **Authenticity** is how Clew attracts and retains relationships with people as they start getting a clue about their environmental impact.

Greenwashing must no longer be tolerated.





THE GREENWASHING LAUNDROMAT

Clew will take responsibility, not the consumer, for repair and disassembly of any Clew at any time.
Circular Economy model encouraging to return your Clew if not using. No price-gouging with consumables like carbon filters.
Materials plan to live in a system of closed-loop recycling for reuse. A composter eventually going to landfill is absurd.
Honesty about what to put into your Clew and what you can and cannot do with your output.
Refusal of participation in influencer marketing and frivolous product advertising.
Clews given out in application-based lottery to promote composting equitability.











We believe no product should ever end up in landfills.



Instead of throwing it away, we want you to send it our way.



We plan to design with the Circular Economy at the forefront of our products.



Product

Production

Product Use

Materials Harvested for Use in Producing the Next Clew

After Many Years, Return Clew

Disassembly & Repair Parts

So what does that mean?

The materials that Clew plans to be made with live in safe and potentially infinite circulations. During the design and manufacturing process we ensure that your Clew is already optimized as a material resource for its next life.

Our products are not designed for obsolescence.



While you're here, meet our values!

PATIENCE IS INDEED A VIRTUE

We are reflective, calm, and thoughtful when making decisions and awaiting outcomes. We give space and appreciation to ideas that need time to develop fruitfully.

TRANSPARENCY IS KEY

Transparency and vulnerability are social currency at Clew. We foster a culture that makes having difficult conversations cathartic rather than taboo, so peel open those layers and tell us how you really feel.

WASTE HAS NO PLACE

she doesn't even go here!

From physical resources to people's time, we don't tolerate waste in any part of the process. Our environment and efficacy are treated with care and respect.

QUALITY OVER QUANTITY

Less is always more when it's of immense quality. We strive for the satisfaction of lasting products and relationships of substance rather than the instant gratification of expendable quick fixes.

successfully change the World with Clew. Where the market for waste reduction consumer products has existed for decades, in our assessment, consumer appetite along with corporate and investor interest in this domain is increasing. This leads us to expect the timing is right for traction for Clew given the technological and design innovation introduced to capitalize on the growing momentum in the waste reduction product marketplace.

Invested $30,000 this round

Learn about Lead Investors



PEOPLE ARE NOT CAPITAL

Wellness and personal care will always be prioritized over profits and performance. We require 52 days off per year of all employees to encourage rest, recreation, and reflection.

WE ARE WHO WE ARE

Be you and be welcomed for being you. You have a home here as long as you participate in radical inclusivity and bring your genuine self to the table, even if you're feeling a little sour.

If you've made it this far, we want to thank you for getting to know us. We are astonished at the level of support and well wishes from friends, family, and others who believe in us and our mission. It goes so far and is tucked away in our hearts in times of need.

For a quick background, Joyce and I met in 2017 at a creative agency in NYC, building out and designing Peloton's first nationwide tour across the United States. A year later we launched 3 pop-up stores on the same day for FILA in Seoul, Tokyo, and New York City. These unique experiences have built such a strong working relationship and friendship between us, and has proven that we can tackle many a challenge thrown at us. We draw inspiration from our untraditional backgrounds and creative problem solving abilities when approaching this big freaking problem of food waste. We're fueled by learning and knowledge and can truly say it's been so fun getting to this point to bring our idea to a reality.

We started this campaign because, like composting, we wanted to make fundraising more of an equitable process. By investing in Clew or passing along this campaign, you're getting a say in the future world that you want to live in. We are proud our fundraising efforts are a mix of diverse outlets such as this crowdfunding campaign, investment from our partner orgs, and values-aligned angel investors who wish to be more than a paycheck.

We always welcome feedback, concerns, well wishes, and questions as we hope this is just the beginning for Clew. We recognize that this is going to take a village, and we're so honored to have you as a part of it.

With the Utmost Gratitude,

Joyce + Spencer

Want to learn more? Check out our FAQs!